Free Writing Prospectus

Filed Pursuant to Rule 433,

Registration Statement No. 333-236659

JPMORGAN CHASE FINANCIAL COMPANY LLC Announces the early
Redemption of CALLABLE STEP-UP FIXED RATE NOTES DUE APRIL 26, 2028

New York, NY October 13, 2021 — JPMorgan Chase Financial Company LLC (the “Issuer”) announced today that it will redeem all of its outstanding Callable Step-Up Fixed Rate Notes due April 26, 2028 (the “Redeemed Notes”) with a CUSIP of 46646WAA0 (NYSE: JPM / 28) on October 26, 2021 (the “Redemption Date”) at a price equal to the principal amount being redeemed plus any accrued and unpaid interest. Any accrued and unpaid interest on the Redeemed Notes will be paid to the person who is the holder of record of such Redeemed Notes at the close of business on the business day immediately preceding the Redemption Date.

On and after the Redemption Date, the Redeemed Notes will no longer be outstanding and all rights of the holders of the Redeemed Notes will cease, except for the right to receive the redemption price, upon surrender of certificates representing the Redeemed Notes.

Other exchange-traded notes, exchange-listed notes, structured notes, debt securities and other securities issued by JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. are not affected by this redemption.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading financial services firm based in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase had $3.8 trillion in assets and $290.0 billion in stockholders’ equity as of September 30, 2021. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers in the U.S. and globally many of the world’s most prominent corporate, institutional and government clients. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.

Redemption – Callable Step-Up Fixed Rate Notes (46646WAA0)

Before you invest, you should read the prospectus in that registration statement and the other documents relating to any offerings to which these materials relate that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and any offering to which these materials relate.

You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in the any offerings to which these materials relate will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and pricing supplement if you so request by calling toll-free 866-535-9248.

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Redemption – Callable Step-Up Fixed Rate Notes (46646WAA0)